SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated October 14, 2015	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: October 15, 2015	By:	/s/ Li Yue
	Name:	Li Yue
	Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

DISCLOSEABLE TRANSACTION

TRANSFER OF TELECOMMUNICATIONS TOWERS AND

RELATED ASSETS TO CHINA TOWER

Financial Adviser to the Company

PRINCIPAL TERMS OF THE TRANSACTION

On 14 October 2015, CMC, China Unicom, China Telecom, China Reform Corporation and China Tower entered into the Transaction Agreement, pursuant to which, among others, (1) CMC, China Unicom and China Telecom shall sell their telecommunications towers and related assets to China Tower. In respect of CMC, the consideration for the Transaction shall be partly settled by the issuance of consideration shares by China Tower and partly in cash; and (2) China Reform Corporation shall subscribe for new shares in China Tower in cash.

Pursuant to the Transaction Agreement, China Tower shall pay the consideration for the Transaction to CMC. The consideration for the Transaction will be based on the appraised value which has been filed in accordance with national laws and regulations (i.e. the Final Appraised Value) and adjusted in accordance with the terms of the Transaction Agreement.

The consideration payable by China Tower to CMC shall be partly settled by the issuance of consideration shares by China Tower and partly in cash. The consideration shares shall be issued by China Tower to CMC within thirty days after the determination of the final consideration. China Tower shall issue to CMC a maximum of 51,110,880,000 shares at a par value of RMB1 per share. The payment of cash consideration shall be deferred and China Tower shall pay the first instalment to CMC (being RMB5 billion (equivalent to approximately HK$6.1 billion)) within thirty days after it has obtained the subscription proceeds from China Reform Corporation. The remaining balance of cash consideration shall be paid by China Tower before 31 December 2017.

In addition, pursuant to the Transaction Agreement, China Tower shall issue new shares to China Reform Corporation simultaneously. Upon completion of the Transaction, China Tower will be owned by CMC, China Unicom, China Telecom and China Reform Corporation as to 38.0%, 28.1%, 27.9% and 6.0%, respectively.

The completion of the Transaction is subject to the satisfaction (or, if applicable, waiver) of certain conditions. Subject to all conditions precedent being satisfied, completion of the Transaction is expected to take place on 31 October 2015.

LISTING RULES IMPLICATIONS

The Transaction involves (1) the disposal of telecommunications towers and related assets by CMC to China Tower; and (2) an issuance of consideration shares by China Tower to CMC. Therefore, the Transaction constitutes a disposal of assets by the Company as well as an acquisition of an interest in China Tower. Since at least one of the applicable percentage ratios for the transactions contemplated under the Transaction Agreement is more than 5% but less than 25%, the Transaction constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules and the Transaction is subject to the reporting and announcement requirements but exempt from the shareholders’ approval requirements under Chapter 14 of the Listing Rules. Upon completion of the Transaction, further announcement(s) setting out the implementation status of the Transaction and the final consideration for the Transaction will be made by the Company as and when necessary in accordance with the applicable laws and regulations.

GENERAL

China Securities Co., Ltd. has been appointed as the financial adviser to advise the Company on the Transaction.

WARNING: The completion of the Transaction is subject to the satisfaction (or, if applicable, waiver) of certain conditions set forth in the section headed “Conditions Precedent to Completion” in this announcement, and hence the Transaction may or may not become effective. Shareholders, holders of American depositary shares of the Company and potential investors of the Company should therefore exercise caution when dealing in the Shares, the American depositary shares or other securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

INTRODUCTION

Reference is made to the announcement of the Company dated 11 July 2014 in relation to the establishment of China Tower by CMC together with China Unicom and China Telecom.

China Tower is a company jointly established by CMC, China Unicom and China Telecom in July 2014. In order to establish a resources conservation and environmental friendly society, reduce duplicating and redundant construction telecommunications infrastructure and to achieve the integration, scale, specialization, efficient operation and sharing of telecommunications towers resources, CMC, China Unicom and China Telecom shall respectively sell their telecommunications towers and related assets to China Tower pursuant to the Transaction Agreement.

In addition, in light of the “Guiding Opinions on Deepening the Reform of State Enterprises” issued by the State and with the aim of broadening the shareholding structure of China Tower to realize the reform results and benefit the society as well as to further improve the corporate governance of China Tower, China Tower intends to introduce China Reform Corporation as one of its shareholders.

Therefore, on 14 October 2015, CMC, China Unicom, China Telecom, China Reform Corporation and China Tower entered into the Transaction Agreement, pursuant to which, among others, (1) CMC, China Unicom and China Telecom shall sell their telecommunications towers and related assets to China Tower. In respect of CMC, the consideration for the Transaction shall be partly settled by the issuance of consideration shares by China Tower and partly in cash; and (2) China Reform Corporation shall subscribe for new shares in China Tower in cash.

PRINCIPAL TERMS OF THE TRANSACTION AGREEMENT

The Board announces that on 14 October 2015, CMC, China Unicom, China Telecom, China Reform Corporation and China Tower entered into the Transaction Agreement, pursuant to which, among others, (1) CMC, China Unicom and China Telecom shall sell their telecommunications towers and related assets to China Tower. In respect of CMC, the consideration for the Transaction shall be partly settled by the issuance of consideration shares by China Tower and partly in cash; and (2) China Reform Corporation shall subscribe for new shares in China Tower in cash. Set out below are the principal terms of the Transaction Agreement.

(1)	Telecommunications towers and related assets to be transferred to China Tower (the “Target Assets”)

Pursuant to the Transaction Agreement, the telecommunications towers and related assets to be transferred to China Tower include:

(a)	telecommunications towers, plant rooms, ancillary equipment, intangible assets, construction-in-progress and construction materials, accounts payable, long-term deferred expenses and current assets owned individually by each of the Sellers, the details of which are set forth in the asset valuation reports prepared by the valuer with the reference date being 31 October 2014 and 31 March 2015, respectively; and

(b)	the list of Target Assets for final handover to be determined by way of stocktaking by each of the Sellers and China Tower.

(2)	Appraised Value and Basis for Determining the Consideration for the Transaction

In respect of CMC, the appraised value and book value of the Target Assets are RMB116,366,277,000 (equivalent to approximately HK$142,628,454,000) and RMB96,915,165,000 (equivalent to approximately HK$118,787,509,000) respectively. The appraised value of the relevant assets under the asset valuation reports (being the sum of the appraised value of part of the relevant assets as at 31 October 2014 and the appraised value of the remaining relevant assets as at 31 March 2015) is calculated by way of the replacement cost valuation method. The appraised value which has been filed in accordance with national laws and regulations shall be taken as the final appraised value (the “Final Appraised Value”).

The final consideration payable by China Tower to CMC shall be determined in the following manner:

Consideration = Final Appraised Value – Depreciation and amortization of the appraised assets between the reference date and the Completion Date – Value of reduced assets + Value of newly-added assets

Where:

(a)	The amount of depreciation and amortization shall be calculated with reference to the remaining life and the appraised value of the assets as set forth in the valuation reports.

(b)	The value of reduced assets includes appraised assets that are in shortage upon stocktaking, scrapped, or confirmed by all parties not to be handed over, receivables which have been already recovered, and the corresponding appraised value of construction-in-progress which have already been completed.

(c)	Newly-added assets include the corresponding book value of newly-added Target Assets and the corresponding appraised value of repaid liabilities. “Newly-added Target Assets” refers to the telecommunication towers and related assets that, as at the Completion Date, fall within the definition of Target Assets and are beneficially owned by CMC but have not been included in the scope of appraised assets, which include newly added fixed assets, construction-in-progress, construction materials, long-term deferred expenses, intangible assets and other telecommunications towers related assets that are acquired by CMC between the reference date and the Completion Date, and telecommunications towers related assets that are in excess upon on-site stocktaking by all parties at handover. Book value is determined by reference to the book value of the relevant assets on the Completion Date as recorded by CMC in accordance with its usual accounting standards. For assets in excess upon stocktaking whose book value cannot be determined, the book value of similar assets shall be taken as reference.

With reference to the estimated appraised value, China Tower shall issue to CMC a maximum of 51,110,880,000 shares at a par value of RMB1 per share and the remaining consideration shall be settled in cash. The consideration shares shall be issued by China Tower to CMC within thirty days after the determination of the final consideration. In addition, China Tower shall pay the first instalment to CMC (being RMB5 billion (equivalent to approximately HK$6.1 billion)) within thirty days after it has obtained the subscription proceeds from China Reform Corporation. The remaining balance of cash consideration shall be paid by China Tower before 31 December 2017. Interest shall accrue on the unpaid cash consideration from the day following the Completion Date. The interest rate is 90% of the financial institution’s one-year benchmark lending rate announced by the People’s Bank of China on the Completion Date. China Tower has the option to settle the cash consideration earlier.

In addition, pursuant to the Transaction Agreement:

(a)	the consideration payable by China Tower to China Unicom in relation to the transfer of the telecommunications towers and related assets by China Unicom to China Tower shall be settled by the issuance of a maximum of 37,743,050,000 shares at a par value of RMB1 per share to China Unicom with the remaining consideration to be settled in cash by China Tower; and

(b)	China Tower shall issue a maximum of 37,472,990,000 shares at a par value of RMB1 per share to China Telecom. The consideration payable by China Telecom for the share subscription shall be settled partly by the transfer of telecommunications towers and related assets by China Telecom to China Tower with the remaining in cash payable by China Telecom.

(3)	Subscription of Shares in China Tower by China Reform Corporation

Furthermore, pursuant to the Transaction Agreement, China Reform Corporation shall subscribe for new shares in China Tower in cash.

(4)	Conditions Precedent to Completion

Completion of the Transaction is subject to the satisfaction (or waiver, as applicable) of the following conditions:

(a)	all the representations and warranties given by each of the Sellers pursuant to the Transaction Agreement on the date of the Transaction Agreement remain true, accurate, intact and all material respects do not mislead, be deceptive or omit;

(b)	the Transaction has been approved by each of the Sellers, China Reform Corporation and China Tower in accordance with their respective constitutional documents;

(c)	all applicable approvals, permits, filings and registrations from PRC government authorities in relation to the Transaction have been obtained.

Each of the Sellers, China Reform Corporation and China Tower shall procure the above conditions precedent to be satisfied as soon as possible after entering into of the Transaction Agreement.

(5)	Other Major Terms

(a)	Pre-completion Undertakings

Each of the Sellers undertakes that they should provide all necessary conditions. In order to enable China Tower to conduct stock-take on the Target Assets, upon receipt of reasonable notice, they shall allow the representatives of China Tower to enter the premises where the Target Assets are managed and in use and to provide China Tower with all necessary information, materials and assistance. The Sellers shall also notify China Tower immediately and discuss with China Tower if they are aware of any matters which would have a material adverse impact on the Target Assets or other material changes such as demolition or relocation of sites. Save and except for the normal amortization and depreciation, damage, loss, scrap of assets, recovery of accounts receivable, settlement of debts and transfer of construction-in-progress into fixed assets, the Sellers shall not dispose of any Target Assets unless the written consent of China Tower has been obtained.

(b)	Completion and Handover

Unless otherwise agreed among the parties, the ownership and risks in relation to the Target Assets shall be transferred on 31 October 2015 (the “Completion Date”).

The Sellers and China Tower shall complete the handover within thirty days after the Completion Date (or such other date as agreed among the parties). During the period from the Completion Date until the date when China Tower has completed its construction and reformation of its Utility Systems Management System (i.e. until 30 June 2016, being the transition period), the parties shall implement the transition arrangements in accordance with the Transaction Agreement and establish a joint workforce to ensure the stable operations and transition of the transferred assets.

(c)	Completion Confirmation

The Sellers and China Tower shall complete the handover within thirty days after the Completion Date (or such other date as agreed among the parties). The headquarters of each of the parties shall execute a completion confirmation, confirming the status of assets handed over. The parties shall also agree on the final consideration for the Transaction at the time when the completion confirmation is executed.

POST-COMPLETION ARRANGEMENTS

CMC plans to lease the relevant assets from China Tower upon completion of the Transaction. At present, CMC and China Tower are in negotiation on the related assets leasing fees. In order to ensure the business operations of CMC will not be interrupted, from the day following the Completion Date, CMC has the right to continue to use the relevant telecommunications towers assets. Once CMC and China Tower have agreed on the related assets leasing fees, CMC shall pay the related assets leasing fees calculated from the day following the Completion Date.

SHAREHOLDING STRUCTURE OF CHINA TOWER AS AT THE DATE OF THIS ANNOUNCEMENT AND UPON THE COMPLETION OF THE TRANSACTION

Set out below is the shareholding structure of China Tower as at the date of this announcement:

Set out below is the shareholding structure of China Tower upon completion of the Transaction:

Note:	Although the exact number of shares to be issued by China Tower to each of CMC, China Unicom, China Telecom and China Reform Corporation has not yet been determined, it is the parties’ intention that upon completion of the Transaction, China Tower will be owned by CMC, China Unicom, China Telecom and China Reform Corporation as to 38.0%, 28.1%, 27.9% and 6.0%, respectively.

FINANCIAL EFFECTS OF THE TRANSACTION ON THE COMPANY

The Company expects that, without taking into account the relevant taxes, the appraised value of the relevant assets will be at a premium of approximately RMB19.5 billion (equivalent to approximately HK$23.9 billion) to their book values as at the reference date. Since the Company will, through CMC, be interested in 38% interest in China Tower, 62% of the aforesaid premium will be recorded as a gain for the period when completion of the Transaction takes place. The recognition of the remaining 38% premium will be deferred and recognized in accordance with the remaining depreciation period of the relevant assets transferred to China Tower. As the final consideration for the Transaction (including consideration shares and cash consideration) will be adjusted based on the appraised value which has been filed in accordance with national laws and regulations (i.e. the Final Appraised Value), the gain to be recorded in the Company’s income statement shall be determined based on the final adjusted consideration after deducting the relevant taxes and expenses. Upon completion of the Transaction, further announcement(s) setting out the implementation status of the Transaction and the final consideration for the Transaction will be made by the Company as and when necessary in accordance with the applicable laws and regulations.

The Company expects that China Tower shall pay the first instalment to CMC (being RMB5 billion (equivalent to approximately HK$6.1 billion)) within thirty days after it has obtained the subscription proceeds from China Reform Corporation. The remaining balance of cash consideration payable by China Tower to CMC shall be deferred and payable in accordance with the terms of the Transaction Agreement. The relevant proceeds will be used to supplement the working capital of the Company.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Company is of the view that the Transaction is beneficial to the Company and its Shareholders as a whole for the following reasons:

Through the centralized construction and operation of telecommunications towers resources, the Company is able to:

(1)	Enhance the network coverage ability

Through the centralization and sharing of telecommunications towers resources, the Company is able to obtain access to more network infrastructure resources; alleviate the difficulties arising from site selection and long construction cycle for base station construction; expand its network coverage at a faster pace and provide higher quality telecommunications services, which in turn, would raise customers’ satisfaction and benefit all telecommunications users.

(2)	Save capital expenditure and optimize cash management

At present, the Company has incurred relatively substantial capital expenditure in constructing telecommunications towers and capital are often tied up for a long period of time. The centralization in the construction of telecommunications towers and ancillary facilities by China Tower would enable the Company to save its capital expenditure and optimize its cash management.

The Directors are of the view that the terms of the Transaction are on normal commercial terms and the Transaction is entered into in the ordinary and usual course of business of the Company and are fair and reasonable and in the interests of the Shareholders as a whole.

GENERAL INFORMATION

CMC is a wholly-owned subsidiary of the Company which provides network and business coordination center services in China. The Company and its subsidiaries are the leading provider of mobile telecommunications services in the PRC, which operates nationwide mobile telecommunications networks in all thirty-one provinces, autonomous regions and directly administered municipalities in Mainland China and in Hong Kong. The Company is an investment holding company.

China Tower is a joint stock limited company incorporate under the laws of the PRC in July 2014 with a registered capital of RMB10 billion. The business scope of China Tower includes construction, maintenance and operation of telecommunications towers; also on construction, maintenance and operation of base station control rooms, power supplies and air conditioning as well as interior distribution systems; and maintenance of base station equipments. As at 31 December 2014, the book value of the total assets and net assets of China Tower was approximately RMB10.2 billion (equivalent to approximately HK$12.5 billion) and approximately RMB9.7 billion (equivalent to approximately HK$11.9 billion), respectively and the net loss after taxation for the financial year ended 31 December 2014 was approximately RMB270 million (equivalent to approximately HK$331 million). As at the date of this announcement, the shareholders of China Tower are CMC, China Unicom and China Telecom and their respective shareholding interest in China Tower is 40%, 30.1% and 29.9%, respectively. Upon completion of the Transaction, China Tower will be owned by CMC, China Unicom, China Telecom and China Reform Corporation as to 38.0%, 28.1%, 27.9% and 6.0%, respectively.

China Unicom provides a full range of telecommunications services in China, including mobile broadband (WCDMA, LTE FDD, TD-LTE), fixed-line broadband, GSM, fixed-line local access, ICT, data communications and other related value-added services.

China Telecom’s principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business.

China Reform Corporation is a company established by the SASAC for the purpose of assets management. The role of China Reform Corporation is to coordinate with SASAC to optimize the business layout of state-owned enterprise and it is a platform for the enterprise operation and management of state-owned assets.

To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, save and except that (1) CMC has 40% shareholding interest in China Tower as at the date of this announcement; and (2) apart from the respective ultimate controlling shareholders of the Company, China Unicom, China Telecom and China Reform Corporation are companies owned by the SASAC, each of China Tower, China Unicom, China Telecom and China Reform Corporation and their ultimate beneficial owners are third parties independent of (a) the Company; and (b) connected persons of the Company.

This announcement contains translations between Renminbi and Hong Kong dollars at RMB0.81587 = HK$1.00. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted at such rate, if at all.

LISTING RULES IMPLICATIONS

The Transaction involves (1) the disposal of telecommunications towers and related assets by CMC to China Tower; and (2) an issuance of consideration shares by China Tower to CMC. Therefore, the Transaction constitutes a disposal of assets by the Company as well as an acquisition of an interest in China Tower. Since at least one of the applicable percentage ratios for the transactions contemplated under the Transaction Agreement is more than 5% but less than 25%, the Transaction constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules and the Transaction is subject to the reporting and announcement requirements but exempt from the shareholders’ approval requirements under Chapter 14 of the Listing Rules. Upon completion of the Transaction, further announcement(s) setting out the implementation status of the Transaction and the final consideration for the Transaction will be made by the Company as and when necessary in accordance with the applicable laws and regulations.

GENERAL

China Securities Co., Ltd. has been appointed as the financial adviser to advise the Company on the Transaction.

WARNING: The completion of the Transaction is subject to the satisfaction (or, if applicable, waiver) of certain conditions set forth in the section headed “Conditions Precedent to Completion” in this announcement, and hence the Transaction may or may not become effective. Shareholders, holders of American depositary shares of the Company and potential investors of the Company should therefore exercise caution when dealing in the Shares, the American depositary shares or other securities of the Company. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Board”	the Board of Directors of the Company

“China Reform Corporation”	China Reform Holdings Corporation Ltd., a joint stock limited company incorporated by SASAC under the laws of the PRC. As at the date of this announcement, it is a wholly-owned subsidiary of SASAC

“China Telecom”	China Telecom Corporation Limited (stock code: 728), a joint stock limited company incorporated under the laws of the PRC with limited liability whose shares are listed on the Stock Exchange and its American depositary shares are listed on the New York Stock Exchange

“China Tower”	China Tower Corporation Limited (formerly known as China Communications Facilities Services Corporation Limited), a joint stock limited company incorporated under the laws of the PRC. As at the date of this announcement, the shareholders of China Tower are CMC, China Unicom and China Telecom and their respective shareholding interest in China Tower is 40%, 30.1% and 29.9%, respectively

“China Unicom”	China United Network Communications Corporation Limited, a wholly-owned subsidiary of China Unicom (Hong Kong) Limited (stock code: 762). For the purpose of this announcement only, the term “China Unicom” also includes its subsidiary

“CMC”	China Mobile Communication Company Limited, a wholly-owned subsidiary of the Company. For the purpose of this announcement, the term “CMC” also includes its 31 subsidiaries

“Company”	China Mobile Limited, a company incorporated in Hong Kong whose Shares are listed on the Stock Exchange and its American depositary shares are listed on the New York Stock Exchange

“Completion Date”	has the meaning ascribed to it under the section headed “Principal Terms of The Transaction Agreement” in this announcement

“Directors”	the directors of the Company

“Final Appraised Value”	has the meaning ascribed to it under the section headed “Principal Terms of The Transaction Agreement” in this announcement

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“percentage ratio”	has the meaning ascribed to such term in Chapter 14 of the Listing Rules

“PRC” or “China”	the People’s Republic of China (for the purpose of this announcement only, which excludes Hong Kong, the Macau Special Administration Region and Taiwan)

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council

“Sellers”	CMC, China Unicom and China Telecom

“Shares”	ordinary shares of the Company

“Shareholders”	holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Target Assets”	has the meaning ascribed to it under the section headed “Principal Terms of The Transaction Agreement” in this announcement

“Transaction”	the transfer of telecommunications towers and related assets by CMC to China Tower pursuant to the Transaction Agreement

“Transaction Agreement”	the agreement dated 14 October 2015 entered into among CMC, China Unicom, China Telecom, China Reform Corporation and China Tower in relation to the Transaction

“%”	per cent

*	for identification purposes only

By Order of the Board China Mobile Limited Shang Bing
Chairman

Hong Kong, 14 October 2015

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.